Exhibit 4.5

Consulting Services Agreement

[Applied Digital Solutions, Inc. Letterhead]

December 24, 2002

Ovations International
Attention: Mr. Matthew Cossolotto
3481 Wildwood Street
Yorktown Heights, NY 10598

Dear Matthew:

This letter will confirm our understanding as follows:

1.	You shall provide all media relations services and all public relations services required by Applied Digital Solutions, Inc. (“ADS”). Such work shall be for ADS, or at ADS’s direction, for subsidiaries of ADS (including, at times, Digital Angel Corporation). ADS acknowledges that Ovations will have other clients for which you will be required to devote a portion of your time. You agree to perform the work for ADS to the best of your ability.
2.

ADS shall pay you $8,000 per month for your services, beginning with January 2003. Payment is due on the first of each month. ADS will also reimburse you for your actual out-of-pocket expenses directly related to your representation of ADS (such as travel for ADS, cost of telephone calls made for ADS or FedEx costs related to ADS work), which reimbursement shall be conditioned upon receipt by ADS of proper documentation therefor. Out-of-pocket expenses shall not include any fixed expenses of maintaining your business (such as rent or internet access) even if ADS is your only client during that month.

3.	This Agreement shall continue through August 31, 2003, unless terminated sooner. If either party shall breach this Agreement, the other party may terminate this Agreement on 30 days’ written notice.
4.	No later than February 2003, ADS shall grant you an option to acquire 100,000(1) shares of common stock of ADS with an exercise price equal to the

(1) 10,000 after reverse stock split effective April 5, 2004.

then market price of such shares. Such option shall vest upon grant and shall remain exercisable for a period of seven years from the date of grant.
5.	No later than February 15, 2003, ADS shall cause VeriChip Corporation to grant you an option to acquire 25,000 shares of common stock of VeriChip Corporation with an exercise price equal to the then fair value of a share of common stock of VeriChip Corporation. Such option shall vest one year after grant and shall remain exercisable for a period of eight years from the date of grant.
6.

Digital Angel Corporation shall grant you an option to acquire 25,000 shares of common stock of Digital Angel Corporation with an exercise price equal to the then market value of a share of common stock of Digital Angel Corporation as of today’s closing stock price ($2.30 per share). Such option shall vest upon grant and shall remain exercisable for a period of seven years from the date of grant.

7.

Any reference to number of shares of common stock (or options to acquire common stock) contained in agreement letter shall be automatically adjusted for any stock split, reverse stock split, stock swap, stock exchange, or like transaction, that occurs prior to the grant provided in this agreement.

8.	You represent as follows:
a.

The various options to be received by you hereunder will be acquired for your own account, not as nominee or agent, for investment purposes and not with a view to, or for offer or sale in connection with directly or indirectly, any distribution in violation of the Securities Act of 1933, as amended or any other applicable securities law (the “Securities Act”) and with no intention of participating in the formulation, determination of direction of the basic business decisions of ADS.

b.	You are not a registered broker dealer or engaged in the business of being a broker dealer.
c.

You acknowledge (i) that you can bear the economic risk and complete loss of value in the options and have such knowledge and experience in financial or business matters that you are capable of evaluating the merits and risks of the investment contemplated hereby, and (ii) that there may be material adverse nonpublic information regarding ADS that could affect the value of the options.

d.

You also acknowledge that you have had access to such financial and other information concerning ADS as you deem necessary in order to make a decision to acquire the options, including an opportunity to ask questions of and receive information from management of ADS.

e.	You are an accredited investor as defined in Rule 501(a) of Regulation

D, as amended, under the Securities Act.
f.	Except as provided in the letter agreement dated as of yesterday, no amounts are owing by ADS or its affiliates for past services

If this agreement accurately sets forth our understanding, please sign this letter and the enclosed copies, send one of them to Digital Angel Corporation (c/o James Santelli) and one of them to ADS (c/o Michael Krawitz). Upon receipt by Digital Angel Corporation and ADS, the Agreement will become binding.

Very truly yours,

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Scott Silverman
Name: Scott Silverman
Title:

Agreed and accepted:

OVATIONS INTERNATIONAL

By: /s/ Matthew Cossolotto
Matthew Cossolotto
President

AGREED AS TO PARAGRAPH 6 ONLY:

DIGITAL ANGEL CORPORATION

By: /s/ James P. Santelli
Name: James P. Santelli
Title: Secretary